I GOT IT HOLDINGS CORP.

FINANCIAL STATEMENT FOR THE PERIOD ENDED OCTOBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
I Got It Holdings Corp.
New York, New York

We have reviewed the accompanying financial statements of I Got It Holdings Corp., which comprise the balance sheet as of October 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
November 5, 2020

I GOT IT HOLDINGS CORP.
BALANCE SHEET
OCTOBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	760
TOTAL CURRENT ASSETS		760
TOTAL ASSETS	$	760

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		-
SHAREHOLDERS' EQUITY		
Common stock, see note 3		-
Additonal paid-in capital		760
TOTAL SHAREHOLDERS' EQUITY		760
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	760

See independent accountant's review report and accompanying notes to financial statements.

I GOT IT HOLDINGS CORP.
STATEMENT OF INCOME
OCTOBER 31, 2020

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		-
TOTAL OPERATING EXPENSES		-
NET INCOME	$	-

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

I GOT IT HOLDINGS CORP.
STATEMENT OF EQUITY
OCTOBER 31, 2020

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, OCTOBER 20, 2020 (INCEPTION)	-	$ -	-	$ -	-	$ -			$ -
Issuance of common stock	-	-	76	-	-	-	760		$ 760
Net income	-	-	-	-	-	-		-	$ -
ENDING BALANCE, OCTOBER 31, 2020	-	$ -	76	$ -	-	$ -	$ 760	$ -	$ 760

See independent accountant's review report and accompanying notes to financial statements.

I GOT IT HOLDINGS CORP.
STATEMENT OF CASH FLOWS
OCTOBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$	-
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH USED FOR OPERATING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		760
CASH PROVIDED BY FINANCING ACTIVITIES		760
NET INCREASE IN CASH		760
CASH AT INCEPTION		-
CASH AT END OF PERIOD	$	760

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
I Got it Holdings Corp. (the "Company") was incorporated in the State of Delaware on October 20, 2020. The Company is an investment platform for I Got It, an app that allows fans to bid real-time on exclusive memorabilia, one-of-a-kind experiences, and curated merchandise exclusively with the sports teams they are watching live or remote. I Got It is a mobile application that provides an innovative platform with live auction technology and targeted marketing to drive app engagement and multi-channeled revenue. The Company's business model is designed to capitalize on the attractive economics of the transactions with sports franchises. Pursuant to the Company's Master Services Agreement with its technology partner, I Got It Holdings LLC, the Company has an exclusive right to use technology and the right to first offer on all financial transactions.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of October 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. As of October 31, 2020, the Company has not recorded any income tax benefits or liabilities, as it has not yet begun operations.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of October 31, 2019, the Company has not earned any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

Common Stock – Class A
Under the certificate of incorporation, the Company has authorized the issuance of up to 70,000 shares of common stock – Class A, at a $0.0001 par value. As of October 31, 2020, no shares of common stock – Class A have been issued and none are outstanding. Common stock – Class A is not entitled to any votes.

Common Stock – Class B
Under the certificate of incorporation, the Company has authorized the issuance of up to 1,000 shares of common stock – Class B, at a $0.0001 par value. As of October 31, 2020, 76 shares of common stock – Class B have been issued and are outstanding. Common stock – Class B is entitled to one vote per share.

Common Stock – Class C
Under the certificate of incorporation, the Company has authorized the issuance of up to 29,000 shares of common stock – Class C, at a $0.0001 par value. As of October 31, 2020, no shares of common stock – Class C have been issued and none are outstanding. Common stock – Class C is not entitled to any votes.

4. **Subsequent Events**

The Company has executed several stock purchase agreements, totaling 24 Class B shares and 7,500 Class C shares, at $10 a share.

The Company has evaluated subsequent events through November 5, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.